Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Three Months Ended March 31,	Year ended December 31,
(in millions)	2017	2016	2015	2014	2013	2012
Income before income taxes	$1,140	$4,460	$4,602	$4,395	$3,973	$3,470
Less: Net income (loss) attributable to noncontrolling interests(1)	9	(2)	7	(30)	19	(18)
Pre-tax income attributable to BlackRock, Inc.	1,131	4,462	4,595	4,425	3,954	3,488
Add: Fixed charges	65	253	261	254	258	261
Distributions of earnings from equity method investees	5	31	41	57	80	42
Less: (Losses) earnings from equity method investees	32	113	91	158	158	175
Pre-tax income before fixed charges	$1,169	$4,633	$4,806	$4,578	$4,134	$3,616
Fixed charges:
Interest expense	$51	$205	$204	$232	$211	$215
Interest expense on uncertain tax positions(2)	3	3	12	(22)	3	3
Portion of rent representative of interest(3)	11	45	45	44	44	43
Total fixed charges	$65	$253	$261	$254	$258	$261
Ratio of earnings to fixed charges	18.0x	18.3x	18.4x	18.0x	16.0x	13.9x

(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.